Croft Value Fund (CLVFX)

FUND PERFORMANCE

	Total Return				Average Annual Total Return		
	1 Year	3 Years	5 Years	10 Years	3 Years	5 Years	10 Years
As of 1/31/10							
Croft Value Fund	43.6%	–10.4%	21.3%	59.8%	–3.6%	3.9%	4.8%
S&P 500 Index	33.1%	–20.2%	0.9%	–7.7%	–7.2%	0.2%	–0.8%
As of 12/31/09							
Croft Value Fund	38.1%	–6.1%	22.7%	57.2%	–2.0%	4.2%	4.6%
S&P 500 Index	26.5%	–16.0%	2.1%	–9.1%	–5.6%	0.4%	–1.0%

Expense ratio: 1.47%   Inception date: 5/4/95

Performance quoted represents past performance which is no guarantee of future results. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. For current to most recent month-end performance, please call us at 800-551-0990. The Fund imposes a 2% redemption fee on proceeds redeemed or exchanged within 30 days of purchase. The performance illustrated does not include the effect of the redemption charge. If it did, performance would have been lower.



As of 1/31/10, Overall Morningstar Rating of 5 stars and 4, 5 and 5 stars for the three-, five- and ten-year periods among 1772, 1772, 1376, and 709 U.S. domicile large blend funds, respectively.[1]

Morningstar Percentile Rankings among U.S. domicile large blend funds as of 1/31/10[3]



1 year: Top 10th percentile
3 year: Top 9th percentile
5 year: Top 3rd percentile
10 year: Top 6th percentile

Turnover Rate

14.8% for 5 years ended 1/31/10

Lipper Leader



5 TOTAL RETURN   **5** TAX EFFICIENCY

As of 1/31/10, overall Lipper Leader Ratings for Total Return and Tax Efficiency among 284, and 269 multi-cap value funds based on an equal-weighted average of percentile ranks over 3, 5, and 10 years.[2]

GROWTH OF A $10,000 INVESTMENT OVER TEN YEARS ended 1/31/10



Croft Value Fund $15,978

S&P 500 $ 9,226

CROFT
FUNDS CORP.



Ideas. Research. Contrarian.

Please consider the investment objectives, risks and charges and expenses of the Fund before investing. Before investing, you should carefully read the Fund's prospectus, which contains this and other information about the Fund. Call Croft Funds Corp. at 800-551-0990 for a prospectus or visit our Web site, www.croftfunds.com.



Ideas. Research. Contrarian.

Notes

Many individual securities may be riskier than the market and experience abrupt short-term price movement and may result in possible loss of money on your investment. The Fund's net asset value, yield and total return may be affected by such movements. The Fund is a managed portfolio and portfolio holdings are subject to change.

Past performance is no guarantee of future results.

[1] For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year Morningstar Rating metrics.

[2] Lipper scores for Total Return, Consistent Return and Tax Efficiency reflect the fund's historical risk-adjusted returns, adjusted for volatility, relative to peers. The overall calculations are based on an equal-weighted average of percentile ranks for the Total Return, Consistent Return and Tax Efficiency metrics over 3-, 5- and 10-year periods (if applicable.) The highest 20% of funds in each classification are named Lipper Leaders for Consistent Return, Total Return or Tax Efficiency, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2 and the lowest 20% are scored 1. These scores are subject to change every month. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www. lipperleaders.com. Lipper Leader © 2007, Reuters, All Rights Reserved.

[3] The Morningstar Rankings represent a fund's total-return rank relative to all funds that have the same Morningstar Category. The highest percentile rank is 1 and the lowest is 100. It is based on Morningstar total return, which includes both income and capital gains or losses and is not adjusted for sales charges or redemption fees.

Croft Leominster is an investment advisor registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940.